EXHIBIT 12.2
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	For the Year Ended December 31,
	2015	2014	2013(a)	2012(a)	2011(a)
	(in millions except ratio)
Earnings:
(Loss)/income from continuing operations before income tax	$(5,094)	$135	$(634)	$(12)	$(646)
Less:
Distributions and equity in earnings of unconsolidated affiliates	37	49	84	2	9
Impairment charge on equity method investment	56	—	99	2	495
Capitalized interest	(30)	(29)	(130)	(140)	(80)
Preference dividends - tax effected	(32)	(90)	(14)	(14)	(14)
Add:
Fixed charges	1,205	1,345	1,051	878	945
Amortization of capitalized interest	21	20	14	11	7
Total Earnings:	$(3,837)	$1,430	$470	$727	$716

Fixed Charges:
Interest expense	$1,139	$1,228	$932	$671	$808
Interest capitalized	30	29	130	140	80
Amortization of debt issuance costs	37	35	33	32	26
Amortization of debt (premium)/discount	(48)	(50)	(67)	9	6
Approximation of interest in rental expense	15	13	9	12	11
Preference dividends - tax effected	32	90	14	14	14
Total Fixed Charges:	$1,205	$1,345	$1,051	$878	$945
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	(3.18)	1.06	0.45	0.83	0.76

(a)
The ratio coverage for the year ended December 31, 2015, 2013, 2012, and 2011 was less than 1:1. NRG would have needed to generate additional earnings of $5,042 million, $581 million, $151 million and $229 million, respectively, to achieve a ratio coverage of 1:1.